Exhibit 99.1

Pop Culture Group Co., Ltd Announces Pricing of $8 Million Registered Direct Offering

XIAMEN, China, June 12, 2026 /PRNewswire/ -- Pop Culture Group Co., Ltd (NASDAQ: CPOP) (the “Company”), today announced that it has entered into a securities purchase agreement with a new fundamental institutional investor for the purchase and sale of 53,333,333 Class A Ordinary Shares of the Company, par value $0.01 per share (the “Shares”) or pre-funded warrants in lieu thereof, at an offering price of $0.15 per share in a registered direct offering (the “Offering”). Each pre-funded warrant entitles its holder to purchase one Share.

The gross proceeds to the Company from the Offering are estimated to be approximately $8 million before deducting the placement agent’s fees and other estimated offering expenses. The Offering is expected to close on or about June 15, 2026, subject to the satisfaction of customary closing conditions.

Univest Securities, LLC is acting as the sole placement agent for the Offering.

The Offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-292982) previously filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) on January 27, 2026 and declared effective on February 9, 2026. A final prospectus supplement and accompanying prospectus describing the terms of Offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Copies of the prospectus supplement relating to the registered direct offering, together with the accompanying base prospectus will be filed by the Company and, upon filing, can be obtained at the SEC’s website at www.sec.gov.

About Pop Culture Group Co., Ltd

Pop Culture Group Co., Ltd is a Chinese pop culture company headquartered in Xiamen, China. The Company aims to promote Chinese pop culture and its values while fostering cultural exchanges between the United States and China. With the values of Chinese pop culture at its core and the younger generation as its primary target audience, the Company hosts entertainment events, operates Chinese pop culture online programs, and provides event planning and execution services and brand promotion services to corporate clients. In recent years, the Company has focused on developing and hosting its own Chinese pop culture events. For more information, visit the Company’s website at http://ir.cpop.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For Investor and Media Inquiries Please Contact:

Pop Culture Group Co., Ltd
Investor Relations Department
Email: bodo@cpop.cn
Phone: + 86-0592-5968169